Exhibit 99.1

Allergan, Inc.	AGN	Acquisition of MAP Pharmaceuticals, Inc by Allergan, Inc Call	Jan. 23, 2013
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PARTICIPANTS

Corporate Participants

Joann Bradley – Head-Investor Relations

David E. I. Pyott – Chairman, President & Chief Executive Officer

Jeffrey L. Edwards – Chief Financial Officer & EVP Finance & Business Development

Scott M. Whitcup – Executive Vice President, Research and Development, Chief Scientific Officer

Other Participants

Randall S. Stanicky – Analyst, Canaccord Genuity, Inc.

Gregg Gilbert – Analyst, Bank of America Merrill Lynch

Marc Goodman – Analyst, UBS Securities LLC

Liav Abraham – Analyst, Citigroup Global Markets Ltd.

Jessica M. Fye – Analyst, JPMorgan Securities LLC

Shibani Malhotra – Analyst, RBC Capital Markets Equity Research

Jami Rubin – Analyst, Goldman Sachs & Co.

Lawrence H. Biegelsen – Analyst, Wells Fargo Advisors LLC

Ken Cacciatore – Analyst, Cowen & Co. LLC

David George Buck – Analyst, Buckingham Research Group, Inc.

Annabel E. Samimy – Analyst, Stifel, Nicolaus & Co., Inc.

David A. Amsellem – Analyst, Piper Jaffray, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Hello and welcome to the Allergan Conference Call. Following today’s presentation, there will be a formal question-and-answer session. [Operator Instructions] At the request of the company, today’s conference is being recorded. If you have any objections at this time, you may disconnect. I would like to introduce today’s conference host, Ms. Joann Bradley, Senior Director, Investment Relations. Ma’am, you may begin. Thank you.

Joann Bradley, Head-Investor Relations

Thank you and good morning. With me for today’s conference call are David Pyott, Chairman of the Board, President and Chief Executive Officer; Jeff Edwards, Executive Vice President, Finance and Business Development, Chief Financial Officer; and Dr. Scott Whitcup, Executive Vice President, Research and Development, Chief Scientific Officer.

As is our standard, I will begin the meeting by addressing our forward-looking statements. Following the statement, I’ll turn the call over to David Pyott who will comment on the agreement to acquire MAP Pharmaceuticals. After David’s comments, we will then open the call up to questions from the call participants. After the Q&A, I’ll follow up with some additional information and where to find it.

I would like to remind you that certain statements that we will make in this presentation are forward-looking statements. These forward-looking statements reflect Allergan’s judgment and analysis only as of today and actual results may differ materially from current expectations based on a number of factors affecting Allergan’s businesses. Accordingly, you should not place undue reliance on these forward-looking statements. For a more thorough discussion of the risks and uncertainties

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Allergan, Inc.	AGN	Acquisition of MAP Pharmaceuticals, Inc by Allergan, Inc Call	Jan. 23, 2013
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associated with the forward-looking statements to be made in this conference call and webcast, we refer you to the disclaimer regarding forward-looking statements that is included in our press release which was issued last night as well as our filings with the SEC referenced in that disclaimer.

This conference call and the accompanying webcast are being simultaneously broadcast over the Internet with replays available for one week. You can access this information on our website at www.allergan.com. At this point, I would like to turn the call over to David Pyott.

David E. I. Pyott, Chairman, President & Chief Executive Officer

Thanks Joann. Good morning, ladies and gentlemen. Thank you for joining us on this call at short notice. We’re pleased that we’ve entered into a definitive merger agreement to acquire MAP Pharmaceuticals in a two-step tender offer merger transaction for an aggregate consideration of just over $950 million. Building off our partnership to co-promote LEVADEX in the U.S. and Canada in the neurology and pain specialty space that we established in January of 2011.

Once the merger is complete, and if LEVADEX has been approved by the FDA and Health Canada, we will be able to move the economics from a 50:50 splits of profits in the above specialties to capturing 100% of the worldwide value.

In October 2012, MAP resubmitted a file to the FDA, and we’re hopeful that LEVADEX will be approved by the FDA by its PDUFA action date of April 15, 2013.

While LEVADEX is a completely different and complementary product profile to BOTOX, being indicated as an acute treatment for migraine, the physician call point for BOTOX for chronic migraine and LEVADEX are almost exactly the same. And we will use our existing specialty sales force in the U.S. for BOTOX for chronic migraine.

From our press release, you all have noted that we are expecting this acquisition to be $0.07 dilutive to earnings per share in 2013. And then become accretive to earnings in the second half of 2014, assuming the product is approved on time. In 2013, the transaction is anticipated to be dilutive as we have the R&D costs to bring LEVADEX over the finish line as well as some ongoing R&D costs, integration costs, as well as financing and launch costs.

Regarding 2014, assuming a successful trajectory of BOTOX for chronic migraine, we plan to deploy a new sales force to reach headache specialist physicians, who are not board-certified neurologists or pain specialists, but are major prescribers of migraine medications. We believe that LEVADEX will fit perfectly with this deployment. If and when we have successfully established LEVADEX in the neurology specialty, and of course the cost will be attributed to both LEVADEX and BOTOX. We’re really excited by the LEVADEX opportunity and forecast that peak sales will be approximately $500 million.

LEVADEX presents the opportunity of transforming a well-known and effective molecule dihydroergotamine from a predominantly hospital-based therapy administered intravenously to a self-administered homecare product, made possible by MAP’s proprietary TEMPO drug particle and the inhalation technologies.

We expect the LEVADEX will further bolster Allergan’s position of leadership in migraine. In a recent physician survey, Allergan was already perceived by neurologists as the number one company in prophylactic migraine management. By adding LEVADEX, we’ll expand our offerings to a complementary, acute migraine treatment.

With that operator, I would now like to open the call to questions.

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Allergan, Inc.	AGN	Acquisition of MAP Pharmaceuticals, Inc by Allergan, Inc Call	Jan. 23, 2013
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QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question comes from the line of Mr. Randall Stanicky with Canaccord Genuity. Your line open.

<Q – Randall Stanicky – Canaccord Genuity, Inc.>: Great. Thanks very much guys for the question. David, can you just talk about the timing of the deal being pre the PDUFA not post? And then, sort of an adjunct to that, what could delay this closing so it would be post April 15? Thanks.

<A – David Pyott – Allergan, Inc.>: Okay. I think, always with deals, things just kind of finally come to fruition. We’ve been in contact with MAP now for a very long time. Obviously, we’ve had the benefit on our side of watching the continuing and successful ramp of BOTOX for chronic migraine. And as I said the call point for LEVADEX is about as perfect as one could imagine for a complementary product. So, I think things just come along and sometimes it’s good just to move when all the stars and the planets come to – into an alignment and we’re pleased that we’re able to come to an agreement with the MAP management and their Board of Directors.

In terms of other sort of transaction items, Jeff, do you want to comment about just the completion of the transaction or maybe Scott anything on kind of getting into the finish line on FDA?

<A – Jeff Edwards – Allergan, Inc.>: So, what – your second part of the question had to do with what could stall the process in terms of closing the transaction. Really this is now a blocking and tackling exercise. There is the tender offer process that will begin inside of the seven-day period, there will be a 20-day, business day, window for that tender to complete itself. And again as I said this is one where we’re simply going to have to go through a blocking and tackling exercise and to the extent all of that goes as planned. We on our end of the business shouldn’t be the slowing factor.

<A – Scott Whitcup – Allergan, Inc.>: This is Scott, in terms of regulatory review, MAP has commented that they put in a resubmission in October and clearly if questions come up from FDA, the MAP is prepared to answer those and we as their partner, along the way have always been there to provide assistance where we can.

<A – Jeff Edwards – Allergan, Inc.>: The one other thing I failed to mention that I should have mentioned is the HSR process, it shouldn’t be an issue, but it is a process nonetheless and that should be on the list of things to do as well.

Operator: Our next question comes from the line of Gregg Gilbert with Merrill Lynch. Sir, your line is open.

<Q – Gregg Gilbert – Bank of America Merrill Lynch>: Thanks, I just want to clarify the $0.07 dilution is on a cash basis not GAAP, right, Jeff? And then David and Scott, I assume that Allergan is very confident in the provability of the product on tax day or sooner, but can you talk may be more broadly how you or specifically how you protected shareholders of Allergan in the event of an undesired FDA outcome? Thanks.

<A – Jeff Edwards – Allergan, Inc.>: Yeah that $0.07 would be on a GAAP basis.

<Q – Gregg Gilbert – Bank of America Merrill Lynch>: Okay.

<A – David Pyott – Allergan, Inc.>: I think on my side, if I look at the risk of delay beyond the PDUFA date, this is just normal with any program that exists whether it’s our internal program or an external, and of course in this instance we have been the partner of MAP from the very beginning.

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Allergan, Inc.	AGN	Acquisition of MAP Pharmaceuticals, Inc by Allergan, Inc Call	Jan. 23, 2013
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So our team and their team has worked hand in glove, so we are very well informed. But of course as Scott Whitcup always reminds me and he should, until we get our fax or our email from FDA nothing is done until it’s done.

Operator: Our next question comes from the line of Marc Goodman with UBS. Your line is open sir.

<Q – Marc Goodman – UBS Securities LLC>: Yes. Hi. Could you talk about the R&D, what R&D are they spending and you’re going to have to keep spending specifically with this product and what about the other products that they are working on in their early stage pipeline? Will those be continued?

<A – Scott Whitcup – Allergan, Inc.>: Marc, this is Scott, clearly there are ongoing R&D costs to get this across the finish line and with any R&D group there is R&D that supports the product, there will be and MAP has announced a likely post-approval commitment in the pediatric space that’s common these days with most approved products. MAP has also been looking at some other indications for LEVADEX. We will look at those as well. Furthermore with the inhaler technology and some benefits to PK, they have a couple of programs in the preclinical stage, one with a D2/D3 agonist for Parkinson’s and a GABA agonist for epilepsy. Clearly as preclinical programs we’ll look at them, we’ll assess probability of success and put it through our portfolio process. As a whole we expect that we’d support one or more of these, but as you know we have a pretty rigorous process and we’ll compare those to other things in the portfolio.

Operator: Our next question comes from the line of Liav Abraham with Citigroup. Your line is open.

<Q – Liav Abraham – Citigroup Global Markets Ltd.>: Hi, good morning. Thanks for the question. You have indicated what your peak sales expectations are for LEVADEX. Can you perhaps give us some color on your thoughts regarding the launch trajectory of the product, assuming it’s approved in April. And can you contrast this perhaps versus your experience with the BOTOX launch trajectory?

<A – David Pyott – Allergan, Inc.>: Okay, I’ll take that one. Assuming FDA gives us approval by action date, we would launch shortly thereafter. I think for the course of this year, the sales would be quite limited, just because it takes time to get everything out. In terms of ramp and shape of launch curve, I think it will be quicker than BOTOX. The reason being on the BOTOX side, being an injectable, we actually have to train the physicians how to administer the product, whereas in the case of this product it’s prescribed, and of course really the only education piece is making sure then the patients know how to fire the TEMPO inhaler, which isn’t that complicated, but still is something we would pay attention to.

Operator: Our next question comes from the line of Jessica Fye with JPMorgan. Jess, your line is open ma’am.

<Q – Jessica Fye – JPMorgan Securities LLC>: Hey, thanks. Can you talk about the ex-U.S. opportunity here – I know a lot of migraine therapies haven’t sold as well internationally. Are you expecting sort of a similar split as we’ve seen for other agents or may be just talk about that?

<A – David Pyott – Allergan, Inc.>: Well, the opportunity that we have the best grasp of is Canada, given that we have the rights there. And of course, we have a very strong presence in Canada. I think most of you know that Canada is the largest market for Allergan outside the United States. And also we’re in full launch phase of BOTOX for chronic migraine in Canada. First of all in the private pay space which is, actually for myself, even larger than I’d initially assumed. And then of course, you will all know from any drug launch in Canada it takes a while to get through all the provincial formularies. If we look further afield, particularly to Europe. The real issue is, will public payers be willing to pay for such a technology and there we’ve started doing some work, I would

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say however, I’d put a note to caution on that, given what’s going on with reimbursements in Europe and all the various impediments but. So we will look at it carefully, but I would say, this will be relative to other programs or products launched by Allergran much more skewed to North America than is normal.

Operator: And your next question comes from the line of Shibani Malhotra with RBC Capital Market. Your line is open.

<Q – Shibani Malhotra – RBC Capital Markets Equity Research>: Thank you. Hi, guys. Thanks for taking the question. I guess this one is for David.

<A – David Pyott – Allergan, Inc.>: Shibani, could you speak, the volume is not right. Thank you.

<Q – Shibani Malhotra – RBC Capital Markets Equity Research>: Yeah. I’ve picked up my phone. So, question for you David, in the past you’ve talked about maybe experiences you’ve had with certain products like SANCTURA. And one of the things, you said you had learned is that you didn’t wanted to be in primary care and your strategy was to move away from such products still we – I guess I’m just trying to understand your strategic rationale for getting or buying MAP given that you already own the share for the neurologists and the specialists, why you would think about something that would be promoted to primary care and how you anticipate dealing with that?

<A – David Pyott – Allergan, Inc.>: First of all of course, in the specialty space neurology and pain, we only have 50% of the economics and so now we have the other 50% in that area and then independently of MAP, we had very clearly come to the conclusion that there was an opportunity in the area of doctors who were not board certified neurologists or pain specialists, and of course in plain English that means a lot of people who are actually PCPs or family practitioners.

And when you look at the data, which of course we can purchase; a lot of these people actually look like neurologists in what they do; very, very high level of prescriptions of migraine medications. So now coming back around to what’s different with SANCTURA, I think the learning there was in that class of anti-cholinergics, the products were fairly lightly differentiated from one another.

I still believe to this date that SANCTURA XR was the best product in its class. However, and sadly for the doctors, the fatigue of moving from one product to another really had worn them down, and this was all about managed care. In this case, of course, we’re entering a market both with BOTOX for chronic migraine and now LEVADEX where there’s very little branded competition, basically most of the large pharma companies have withdrawn due to patent expiry and whilst there are a couple of smallish companies coming in with drug delivery technologies for Sumatriptan pretty much in a strange way we are now the “big dog” in this space quite rare for us, although I suppose you could say there is an analogy to ophthalmology as well. Ten years ago I would have never have guessed that we would be one of the biggest players in the world in glaucoma.

So, in a nut shell, we believe LEVADEX is a very well differentiated product, and as it has been the case in the past, our job now is to establish or re-establish ergot or ergotamine now as a self-administrated homecare treatment, and we really look forward to that opportunity.

Operator: And our next question comes from the line of Jami Rubin with Goldman Sachs. Ma’am your line is open.

<Q – Jami Rubin – Goldman Sachs & Co.>: Thank you. David if you could just follow up on Shibani’s question. Do you need to hire more reps in the primary care area to achieve your $500 million goal for LEVADEX? And I’m also wondering is the value that you are creating here, the impact that fully owning LEVADEX will help grow your BOTOX franchise for chronic migraine? And

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just lastly if you could comment on the large premium pay just wondering if this was a competitive bidding situation? Thanks.

<A – David Pyott – Allergan, Inc.>: Okay. Taking that one by one, as I remarked in the – my kind of opening text, we independently of MAP and LEVADEX had already started planning for deployment of a new sales force sometime in 2014, and there the negating factor really is the trajectory and the size of BOTOX for chronic migraine.

Now coming back to my central theme, almost perfect overlap of call point, adding LEVADEX to the bag really improves the economics of that operation, in fact not just in PCP if I use that as a kind of quick word to explain this other group that is outside neurology and pain, but of course also in our own specialty. And, of course, this is where there’s two ways of looking at the economics. One is on a fully costed basis i.e. both LEVADEX and BOTOX carrying parts of the cost attribution or you could look at it on a marginal costing basis, where you’d say the extra cost of selling and commercializing LEVADEX is pretty marginal. That starts explaining why I made the comments about when we start seeing accretion from this product. I think also you can imagine when it comes to doing the analysis of NPV and IRR, that we have some very nice synergies back onto our BOTOX franchise because of this larger deployment enabled by LEVADEX. So, that’s the way the whole thing works, and really in terms of – let’s call it transaction, I think I’d rather just say that that’s the price we agreed with MAP and I dare say that in due course other filings will be made.

Operator: And our next question comes from the line of Larry Biegelsen with Wells Fargo. Sir, your line is open.

<Q – Larry Biegelsen – Wells Fargo Advisors LLC>: Hello, good morning. Thanks for taking the question. Just two quick questions. David, for those of us who don’t follow MAP, what are you assuming for the patent life and market exclusivity for LEVADEX? And secondly, would it make sense strategically to also have an oral migraine compound in your bag? Thanks.

<A – David Pyott – Allergan, Inc.>: Okay. Obviously, one the things that we look at – when we look at any asset is the quality of the intellectual property. The patents in fact go out to 2028. This is the case where this whole inhalation technology is quite unique, quite complex and therefore we feel really good about its protectability. I suppose the parallel in our world would be around our own – this is not ophthalmology, [indiscernible] (22:44) or the bioerodible implant technology, where as a company Allergan has well over 100 patents. So, there you see if you like a similarity between TEMPO and our ophthalmic delivery technology, so we feel good about that.

Then, I think the second part – oh, oral. Clearly, we’re always looking for what’s being developed, what’s available. If there was something else that’s fitted the neurology space, obviously we would take a really close look at it. And we’re always looking and I think one of the great positions we’re in, is when Allergan has established a position of strength through its knowledge and its distribution capabilities, i.e., ophthalmology, medical aesthetics and now in migraine, typically these technology owners come to us because of course they realize that’s how value can be created.

Operator: And our next question comes from the line of Mr. Ken Cacciatore with Cowen & Company. Sir, your line is open.

<Q – Ken Cacciatore – Cowen & Co. LLC>: Hi, thanks. Just wondering if you could discuss their view – MAP’s original view on managed care, kind of how comfortable are you with the process or where you think you’re going to be placing in formulary and just a general discussion also on their view on pricing? Thank you very much.

<A – David Pyott – Allergan, Inc.>: Okay. Well, given our partnership, our managed care team has been very involved in this work comp. Our view is that most plans will place LEVADEX on third

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tier, some might be on second tier. Of course there is methodologies of how one can help out with co-pays if you were in Tier III, which I’d rather not go into more details at this stage, but you have seen many examples of that from other companies and some from Allergan as well. Given our very strong position in migraine, obviously we know all the right people. And in terms of pricing, I think, I’d rather not go into that just yet, but clearly at the moment, we’ve got to launch we will inform all of the investment community.

Operator: And our next question comes from the line of David Buck with Buckingham Research Group. Sir, your line is open.

<Q – David Buck – Buckingham Research Group, Inc.>: Yes, thanks. One for David and maybe for Jeff as well. Can you talk about how you justified the $950 million price? Is there any type of synergies we should be aware in terms of tax, in terms of cost savings? And then separately, David, you talked about $500 million as a peak sales number. Can you talk about whether there are any substantive differences between yourselves and MAP in terms of trajectory of the launch and peak sales attainment? In other words did they agree on $500 million number and did they have a higher number?

<A – David Pyott – Allergan, Inc.>: Well. First of all, from all of my remarks, it’s quite clear that there’re extremely strong synergies and happily the best form of synergies, they are not cost. They are really sale synergies, somewhere way at the end of the rainbow of course there is also non-operating losses that we can capture. And I think finally at the end of the day when it comes to analysis, really whatever MAP thinks or thought isn’t so relevant because what is relevant is the analysis that we – Allergan established that I then have to show to my Board of Directors to convince them that $25 was a good price to be paid for by Allergan stockholders.

Operator: Our next question comes from the line of Annabel Samimy with Stifel, Nicolaus. Your line is open.

<Q – Annabel Samimy – Stifel, Nicolaus & Co., Inc.>: Hi. Thanks for taking my question. I wanted to understand the assumptions behind the $500 million peak opportunity, what population are you looking to be in primarily, is it?

<A – David Pyott – Allergan, Inc.>: Annabel, could you speak up. I heard the comment about 500 and assumptions.

<Q – Annabel Samimy – Stifel, Nicolaus & Co., Inc.>: Sure, in terms of what assumptions are going into that $500 million peak opportunity, is it primarily in more of a rescue population or triptan-refractory population or is the fact that you’re going to be moving into so-called PCP like physician groups, are you thinking this – of moving this product more into frontline ahead of triptan?

<A – David Pyott – Allergan, Inc.>: Yeah. Well. I think at a very high level, I think it should be clear to all that this abortive migraine treatment in theory is open to almost 10x more patients than is the case for BOTOX for chronic migraine. This could be as many as 30 million patients of which according to our data probably about 13 million are undiagnosed. So, this is a very large pool. I think in terms of just how we position it, we’re still fine tuning. And I also want to be very clear that we still see a major part of this opportunity stemming from the specialty, i.e., the neurologic space versus PCP, and obviously going back to the way I answered some of the earlier questions, we’re particularly interested in specialty always first and foremost before we look into the broader channel of PCP that certainly offers some bigger challenges.

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Joann Bradley, Head-Investor Relations

Operator, we have time for one more question.

Operator: And our question comes from David Amsellem with Piper Jaffray. Your line is open.

<Q – David Amsellem – Piper Jaffray, Inc.>: Thanks. Question about your marketing hook, if you will, how are your.

<A – Joann Bradley – Allergan, Inc.>: David, we can’t hear you, can you speak up please.

<Q – David Amsellem – Piper Jaffray, Inc.>: Hi, is this better?

<A – Joann Bradley – Allergan, Inc.>: Yes.

<A – David Pyott – Allergan, Inc.>: Yeah.

<Q – David Amsellem – Piper Jaffray, Inc.>: Okay. So, question about your marketing hook, how you’re planning to position the product vis-à-vis other non-oral modalities and including the...

<A – Joann Bradley – Allergan, Inc.>: Sorry, we are still having trouble in hearing you.

<Q – David Amsellem – Piper Jaffray, Inc.>: Okay. How are you’re planning to position LEVADEX versus non-oral modalities and including the generically available injectable stat dose for Sumatriptan, give us a sense of what your marketing hook will be?

<A – David Pyott – Allergan, Inc.>: Well, I think about all, the beauty of this technology is that we’re taking a product that was well known as being effective in the hospital environment, that was the history with our ergotamine and now moving it into a self-administered homecare product. And when we look at all the clinical data, I think one of the key markers for me is the relatively rapid onset of action where a significant pain relief starts at about the 30-minute timeframe, and some of the benefit continues to be consistent and lasting, not only for longer than eight hours, but it can go to offering pain relief all the way through 48 hours with low recurrence of migraine.

<A – Jeff Edwards – Allergan, Inc.>: Hey, one point of clarification, this is Jeff Edwards. Gregg Gilbert, on your question relating to dilution, I wanted to be clear. That is in an adjusted diluted earnings estimate that we’re providing, so that excludes things like amortization, many intangibles and other integration costs that would be viewed as one-time in nature. So, just wanted to be very clear on what the answer was to your question, okay?

Joann Bradley, Head-Investor Relations

Okay. So now, I will now provide some additional information and where to find it. The tender offer discussed on this conference call has not yet commenced and this call is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of MAP. At the time the tender offer is commenced, Allergan and its new wholly owned subsidiary, Groundhog Acquisition, Inc., will file with the SEC a Tender Offer Statement on Schedule TO, and MAP will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. MAP share – stockholders and other investors are strongly advised to read the tender offer materials and the Solicitation/Recommendation Statement. The Tender Offer Statement and the Solicitation/Recommendation statement will be available for free at the SEC’s website at www.sec.gov, and will be made available by the information agent for the tender offer.

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Allergan, Inc.	AGN	Acquisition of MAP Pharmaceuticals, Inc by Allergan, Inc Call	Jan. 23, 2013
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We would like to thank you for your participation today. If you have further questions, please refer to the appropriate contact information contained at the end of our press release. Thank you.

Operator: Thank you and at this time your call has concluded. You may disconnect. Once again your call has concluded. You may disconnect at this time. Thank you and have a great day.

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The tender offer described herein has not yet commenced. This transcript is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of MAP Pharmaceuticals, Inc. (“MAP”). At the time the tender offer is commenced, Allergan, Inc. (“Allergan”) and its wholly-owned subsidiary, Groundhog Acquisition, Inc., will file with the SEC a Tender Offer Statement on Schedule TO, and MAP will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. MAP stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement, when filed, because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement, when filed, will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and certain other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, Allergan and MAP file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Allergan and MAP at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Allergan’s and MAP’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.